UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) PLAN)
(Full title of the plan)

PARAMOUNT GLOBAL (fka VIACOMCBS INC.)
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2021 AND 2020

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2021 and 2020	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	S - 1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 2

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Paramount Global Administrative Committee and Plan Participants of Paramount Global 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paramount Global 401(k) Plan (fka CBS 401(k) Plan) (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule of Assets (Held at End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 29, 2022

We have served as the Plan’s auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Plan.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2021	2020
Assets
Investments, at fair value	$5,467,127	$3,247,355
Synthetic guaranteed investment contracts, at contract value	970,787	951,081
Receivables:
Notes receivable from participants	32,841	21,636
Employer contributions	33,323	3,001
Interest and dividends	3,250	3,308
Due from broker for securities sold	1,311	464
Total assets	6,508,639	4,226,845
Liabilities
Accrued expenses	2,080	1,554
Due to broker for securities purchased	5,985	1,473
Total liabilities	8,065	3,027
Net assets available for benefits	$6,500,574	$4,223,818
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2021
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$626,454
Interest	6,060
Dividends	7,946
Interest income on notes receivable from participants	1,211
Contributions:
Employee	118,797
Employer	92,480
Rollover	17,785
Total additions	870,733
Deductions from net assets attributed to:
Benefits paid to participants	(477,331)
Plan expenses	(3,522)
Total deductions	(480,853)
Net increase	389,880
Net assets available for benefits, beginning of year	4,223,818
Transfer of assets into this plan (see Note 1)	1,886,876
Net assets available for benefits, end of year	$6,500,574
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION
On December 4, 2019 (“Effective Time”), Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company. At the Effective Time of the merger, the combined company changed its name to ViacomCBS Inc. (“ViacomCBS”). On February 16, 2022, ViacomCBS was renamed Paramount Global (“Paramount” or the “Company”).

Effective on October 1, 2021, the Viacom 401(k) Plan was merged into the Paramount Global 401(k) Plan (the “Plan,” which prior to October 1, 2021 was named the CBS 401(k) Plan and which during the period of October 1, 2021 through February 15, 2022 was named the ViacomCBS 401(k) Plan).

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document, as amended, for more complete information regarding the Plan.
The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees who (i) immediately prior to the Effective Time were employed by CBS Corporation or any of its subsidiaries, and paid through a CBS Corporation payroll system (“CBS Payroll”), (ii) on or after the Effective Time were hired by the Company or any of its subsidiaries or affiliates and paid through CBS Payroll, or (iii) on or after the Effective Time were transferred or reassigned and paid through CBS Payroll, or (iv) on or after October 1, 2021, were paid through CBS Payroll or a Viacom payroll system (“Viacom Payroll”).

Eligible full-time, newly hired employees may enroll in the Plan immediately or are automatically enrolled following 60 days after hire or rehire and attainment of age 21, unless they elect not to participate. Part-time employees are automatically enrolled in the Plan on the first day of the month following the attainment of age 21 and completion of 1,000 hours of service within a consecutive twelve-month period, unless they already voluntarily enrolled upon meeting the age and service requirements or have elected not to participate. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the Paramount Global Administrative Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Transfer of Viacom 401(k) Plan Assets

On September 30, 2021, $1,887 million of plan assets were transferred into the Paramount Global 401(k) Plan from the Viacom 401(k) plan (the “Plan Merger”).

Exempt Party-in-Interest Transactions
Certain Plan investments are shares of Paramount Global Class A Common Stock and Class B Common Stock and therefore qualify as party-in-interest transactions. The fair value of these investments was $143 million and $169 million at December 31, 2021 and 2020, respectively. For the year ended December 31, 2021, these investments depreciated by $14 million and earned dividends of $4 million. During the year ended December 31, 2021, the Plan sold shares of Paramount Global for total proceeds of $72 million and purchased shares of Paramount Global at a cost of $30 million. As a result of the Plan Merger, $30 million of Paramount Global Common Stock was transferred into the Plan.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Fidelity Management Trust Company (the “Trustee”) is the trustee and custodian of the Plan, Fidelity Workplace Services LLC (the “Recordkeeper”) is the recordkeeper of the Plan, and State Street Global Advisors Trust Company (“State Street”) is an independent fiduciary for the Plan’s Paramount Global common stock funds. Certain Plan investments are shares of funds and bonds managed by the Trustee, State Street or their affiliates and therefore qualify as party-in-interest transactions. The fair value of these investments was $62 million and $35 million at December 31, 2021 and 2020, respectively. The Plan’s investments also include a synthetic guaranteed investment contract issued by State Street. The contract value of this synthetic guaranteed investment contract was $89 million at December 31, 2021.

Participant Accounts
Each Plan participant’s account is credited with the participant’s contributions, the employer contributions, if applicable, and the participant’s share of the interest, dividends, and any realized or unrealized gains or losses of the Plan’s assets, net of certain Plan expenses.

Participants have the option of investing contributions to their accounts and their existing account balances among various investment options. These investment options include common collective funds, registered investment companies (mutual funds), proprietary funds that consist of common collective funds and/or separately managed accounts, which primarily invest in common stocks, a stable value fund and the Paramount Global Class B Stock Fund. Some participants are invested in the Paramount Global Class A Stock Fund, but that fund is closed to new investment.

Within the Plan, the Paramount Global Class A Stock Fund and Paramount Global Class B Stock Fund are part of an Employee Stock Ownership Plan (“ESOP”). As a result, the Plan offers an ESOP dividend election under which Plan participants can elect to reinvest any ESOP dividends paid on vested shares in the Paramount Global Class B Stock Fund or to receive dividends as a cash payout. If a participant does not make an election, the dividends are reinvested in the Paramount Global Class B Stock Fund.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the Stable Value Fund. A participant may transfer up to 25% of their account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and there is no minimum for subsequent individual transfers.

Contributions
The Plan permits participants paid through CBS Payroll to contribute up to 50% of eligible annual compensation on a traditional before-tax, Roth 401(k) after-tax, or combination basis and up to 15% of eligible annual compensation on a traditional after-tax basis, subject to the Code limitations set forth below. The Plan permits participants paid through Viacom Payroll to contribute up to 50% of eligible annual compensation on a traditional before-tax basis, subject to the Code limitations set forth below. Total combined contributions for all participants may not exceed 50% of eligible annual compensation. Roth 401(k) contributions and the related earnings can be withdrawn tax-free if certain requirements are met. Prior to 2021, the level of employer matching contributions is entirely at the discretion of the Company and is determined annually for all participants in the Plan. For 2020, the Company set the employer’s matching contribution at 60% of the first 5% of eligible compensation contributed on a before-tax or Roth 401(k) basis.

Effective January 1, 2021, the Plan was amended to provide (1) nondiscretionary employer matching contributions and (2) discretionary profit-sharing contributions. The formula for the nondiscretionary matching contributions is (a) 100% of a participant’s deferrals on the first 1% of the participant’s eligible compensation, plus (b) 80% of a participant’s deferrals on the next 5% of the participant’s eligible compensation. Discretionary profit sharing

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
contributions (a) are based on a target 1.5% of each eligible participant’s eligible compensation and (b) are contributed for those participants who are active employees eligible for the Plan on December 31. For 2021, a discretionary profit-sharing contribution of 1.5% was made in March 2022 and is included in employer contribution receivable in the Statement of Net Assets Available for Benefits.

Participants may elect to invest their contributions in any investment option, including the Paramount Global Class B Common Stock fund. If no option is elected by the participant, the contribution is invested in the Plan’s Qualified Default Investment Alternative (“QDIA”), a common collective fund that is primarily invested in a mix of equities and bonds appropriate for the participant’s target retirement year, which is assumed to be at age 65.

Upon date of hire and, effective on the 60th day following the date upon which an employee becomes eligible to participate in the Plan, newly hired employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limits the amount of annual participant contributions that can be made on a before-tax or Roth 401(k) basis to $19,500 for 2021. Total compensation considered under the Plan, based on Code limits, could not exceed $290,000 for 2021. The Code also limits annual aggregate participant and employer contributions to the lesser of $58,000 or 100% of compensation in 2021. All contributions made to the Plan on an annual basis may be further limited due to certain nondiscrimination requirements prescribed by the Code.

All participants who have attained age 50 before the close of the Plan year (calendar year) are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participant makes the maximum $19,500 contribution permitted for the Plan year. The limit for catch-up contributions was $6,500 in 2021.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. As of January 1, 2021, the Plan includes a two-year cliff vesting schedule for employer matching contributions and profit-sharing contributions (collectively “employer contributions”).

Forfeitures
If a participant’s employment terminates prior to being fully vested in their employer contributions, the non-vested portion of their account is forfeited and may be used for future employer contributions and to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed or as of the close of the fifth consecutive year of break in service if no distribution was elected. During 2021, the Plan utilized forfeitures of approximately $449,900 to pay administrative expenses, and $2 million was transferred into forfeitures in connection with the Plan Merger. As of December 31, 2021 and 2020, the Plan had forfeitures of approximately $6.4 million and $831,000, respectively, available to be used as noted above.

Notes Receivable from Participants
Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved. Principal and interest

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
is payable through payroll deductions. Generally, only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s current investment elections. Loans outstanding at December 31, 2021 carry interest rates ranging from 4.25% to 9.50%.

Distributions and Withdrawals
Earnings on employee contributions (other than after-tax contributions) and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum, in installments over a period of up to 20 years, or in partial distributions of the account balance in the event of retirement, termination of employment, disability or death. For vested account balances invested in the Paramount Global Class A Common Stock fund and Paramount Global Class B Common Stock fund, participants may elect to receive distributions in cash or whole shares. In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), that age is 72.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions and the vested portion of employer matching contributions. Upon attainment of age 59 ½, participants may also withdraw all or part of their before-tax or Roth 401(k) contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each Plan year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and employee before-tax or Roth 401(k) contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon are eligible for distribution and can be rolled over to a tax qualified retirement plan or an Individual Retirement Account (“IRA”) or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance, it will be automatically paid in a single lump sum cash payment, and taxes will be withheld from the distribution.

Plan Expenses
Trustee fees and fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as fees for accounting, investment consulting and employee communications may be paid by the Plan using forfeitures or may be paid by the Company. Recordkeeping fees are paid from participant accounts. For 2021, $3.3 million was paid to the Trustee and the Recordkeeper, parties in interest, for services provided during the year.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value was determined to be the relevant measurement for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

Investment Valuation
Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices in active markets. The fair value of investments in separately managed accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair values of investments in common collective funds are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund and ranges from one day to one month. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2021 and 2020. The fair value of fixed income, asset-backed and mortgage-backed securities is determined by independent pricing sources based on quoted market prices, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker quoted prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

As part of their investment strategy, the managers of the Stable Value Fund, which invests in synthetic guaranteed investment contracts, may use derivative financial instruments for various purposes, including managing exposure to sector risk or movements in interest rates, extending the duration of the investment portfolio and as a substitute for cash securities. The derivative instruments typically used are interest rate futures and swaps. Interest rate swaps are recorded at fair value and marked-to-market through the duration of the contract term with an offsetting increase to unrealized appreciation (depreciation). Futures are marked-to-market and settled daily. The daily receipt or payment is recognized as unrealized appreciation (depreciation) until the contract is closed at which time the total fair value of the futures contract is recognized as a realized gain (loss).

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts through the Stable Value Fund. The contract value of these contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.

Security Transactions and Income Recognition
Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Net appreciation or depreciation in the fair value of investments, included in the Statement of Changes in Net Assets Available for Benefits, consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments presented at fair value.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits
Benefit payments are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.
NOTE 3 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options. Investment securities are exposed to various risks such as market, interest rate and credit risk. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the COVID-19 pandemic continues to impact the macroeconomic environment in the United States and globally. The magnitude of the impact of COVID-19 and its variants will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of governmental actions, consumer behavior in response to the pandemic and such governmental actions, and economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 4 - INVESTMENTS AT CONTRACT VALUE
The Plan invests in synthetic guaranteed investment contracts, which provide for the repayment of principal plus interest through benefit-responsive wrapper contracts. A wrapper contract is issued by a third party insurance company, financial institution or bank, and is held in combination with fixed income securities to form a synthetic guaranteed investment contract. The interest crediting rate on synthetic guaranteed investment contracts reflects the yield of the associated fixed income investments, plus the amortization of realized and unrealized gains and losses on those investments, typically over the duration of the investments. Interest crediting rates are reset on a monthly or quarterly basis, and the wrapper contracts provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero. Certain factors can influence the future interest crediting rates, including the level of market interest rates, the amount and timing of participant contributions and withdrawals, and the returns generated by the fixed income investments that are associated with the synthetic guaranteed investment contract.

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that may limit the ability of the Plan to transact at contract value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2021 and 2020, the contract value of the Plan’s synthetic guaranteed investment contracts was $971 million and $951 million, respectively.
NOTE 5 - FAIR VALUE MEASUREMENTS
The following tables set forth the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2021 and 2020. See Note 2 for the valuation methodology used to measure the fair value of these investments. There have been no changes to the methodologies used to measure the fair value of each asset from December 31, 2020 to December 31, 2021. These assets have been categorized according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in Level 1, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs reflecting the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset. The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan has no investments classified within Level 3 of the valuation hierarchy.

At December 31, 2021	Level 1	Level 2	Total
Self-directed accounts (a)	$57,863	$7,304	$65,167
Separately managed accounts:
Sanders Capital (b)	181,501	4,824	186,325
Wellington Management Company (b)	180,010	3,614	183,624
Sustainable Growth Advisers(b)	179,188	3,015	182,203
Dodge & Cox (b)	178,710	2,031	180,741
Snyder Capital Management (b)	39,361	1,247	40,608
Paramount Global Common Stock funds (c)	142,925	366	143,291
Registered investment companies (d)	94,198	—	94,198
Money market funds (e)	—	35,079	35,079
Total assets in fair value hierarchy	$1,053,756	$57,480	$1,111,236
Common collective funds measured at net asset value (f)			4,355,891
Investments, at fair value			$5,467,127

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

At December 31, 2020	Level 1	Level 2	Total
Self-directed accounts (a)	$48,283	$6,420	$54,703
Separately managed accounts:
Wellington Growth Portfolio (b)	317,686	51	317,737
Dodge & Cox Value Equity Fund (b)	132,889	1,971	134,860
Paramount Global Common Stock funds (c)	168,603	246	168,849
Registered investment companies (d)	153,307	—	153,307
Money market funds (e)	—	22,590	22,590
Total assets in fair value hierarchy	$820,768	$31,278	$852,046
Common collective funds measured at net asset value (f)			2,395,309
Investments, at fair value			$3,247,355
(a)Primarily invested in common stock and registered investment companies. Assets categorized as Level 2 reflect investments in money market funds.
(b)Primarily invested in large and small capitalization equities. Assets categorized as Level 2 reflect investments in money market funds.
(c)Assets categorized as Level 2 reflect investments in money market funds.
(d)Primarily invested in equities.
(e)Primarily invested in U.S. government securities and U.S. government agency securities.
(f)In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.
NOTE 6 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated January 13, 2015, indicating that the Plan document satisfied the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator believes that, although the Plan has been amended subsequent to the date of the IRS determination, it is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2021, there are no uncertain tax positions taken or expected to be taken that require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits in progress for any tax year.
NOTE 7 - TERMINATION PRIORITIES
The Company has reserved the right by action of the Paramount Global Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of termination of the Plan, participants become fully vested.
NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2021	2020
Net assets available for benefits per the financial statements	$6,500,574	$4,223,818
Participant loans deemed distributed	(1,711)	(1,422)
Net assets available for benefits per the Form 5500	$6,498,863	$4,222,396

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
The following is a reconciliation of the net increase in net assets available for benefits as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2021
Net increase in net assets available for benefits per the financial statements	$389,880
Participant loans deemed distributed at December 31, 2021	(1,711)
Participant loans deemed distributed at December 31, 2020	1,422
Net increase in net assets available for benefits per the Form 5500	$389,591
NOTE 9 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SCHEDULE H, line 4a

PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2021
(Dollars in thousands)

Participant Contributions Transferred late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check Here If Late Participant Loan				Fiduciary Correction Program (VFCP) and
Repayments Are Included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Prohibited Transaction Exemption 2002-51
$—	$—	$9	$—	$—

SCHEDULE H, line 4i
PARAMOUNT GLOBAL 401(k) PLAN (fka CBS 401(k) Plan)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in thousands)

	Identity of issue, borrower, lessor or similar party	Maturity and Interest Rates	Cost (4)	Current Value
	Self-Directed Accounts (1)			$65,167

	Corporate Common Stock Funds
*	Paramount Global Class A Stock Fund			358
*	Paramount Global Class B Stock Fund			142,567
*	Fidelity Institutional Money Market Government Portfolio			366
	Total Corporate Common Stock Funds			143,291

	Registered Investment Companies
	Vanguard FTSE Social Index Fund			76,137
	Metropolitan West Total Return Bond Fund			18,061
*	Fidelity Institutional Money Market Government Portfolio			35,079
	Total Registered Investment Companies			129,277

	Common / Collective Funds
	BlackRock S&P 500 Index Fund			1,397,653
	BlackRock Extended Equity Market Fund			370,013
	BlackRock - US Bond Index Fund			361,448
	Vanguard Institutional Total International Stock Market Index Trust			325,581
	BlackRock LifePath Retirement Fund			176,250
	BlackRock LifePath 2040 Fund			288,594
	BlackRock LifePath 2050 Fund			264,862
	BlackRock LifePath 2045 Fund			252,771
	BlackRock LifePath 2035 Fund			204,750
	BlackRock LifePath 2030 Fund			154,630
	BlackRock LifePath 2055 Fund			127,183
	BlackRock LifePath 2025 Fund			126,009
	BlackRock LifePath 2060 Fund			40,358
	BlackRock LifePath 2065 Fund			1,101
	Wasatch Core Growth CIT Class A			80,822
	Cramer Rosenthal McGlynn Small /Mid Cap Fund			40,609
	Mawer International Equity Collective Fund			36,062
	GQG Partners International Equity Fund			35,801
	INVESCO International Growth Fund			35,766
	Pzena International Value All Country (Ex US) Fund			35,628
	Total Common Collective Funds			4,355,891

	Separately Managed Accounts
	Sanders Capital (2)			181,501
	Wellington Management Company (2)			180,010
	Sustainable Growth Advisors (2)			179,188
	Dodge & Cox (1) (2)			178,710
	Snyder Capital Management (2)			39,361
*	State Street Bank Govt STIF Fund			14,731
	Total Separately Managed Accounts			773,501

	Synthetic Guaranteed Investment Contracts
	Transamerica Premier Life Insurance Company: MDA01263TR	Evergreen and variable %		352,880
	Lincoln National Life Insurance Company: BVW0024G	Evergreen and variable %		287,414
	Prudential Insurance Company of America: GA-62413	Evergreen and variable %		241,813
*	State Street Bank and Trust Company: No 108002	Evergreen and variable %		88,680
	Total Synthetic Guaranteed Investment Contracts			970,787
*	Notes receivable from participants (3)	Maturity dates ranging from 2022 to 2046 and interest rates ranging from 4.25% to 9.50%		31,130

	Total investments and notes receivable from participants			$6,469,044

*	Identified as a party-in-interest to the Plan.
(1)	Includes $12 million of investments identified as party-in-interest transactions to the Plan.
(2)	Refer to Attachment A for listing of assets relating to these accounts.
(3)	Does not include participant loans deemed distributed.
(4)	There are no non-participant directed investments.

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ABIOMED INC	COMMON STOCK		$2,288
ADOBE INC	COMMON STOCK		3,504
ADVANCED MICRO DEVICES INC	COMMON STOCK		4,831
AFFIRM HOLDINGS INC	COMMON STOCK		546
AIRBNB INC CLASS A	COMMON STOCK		2,517
AIRBUS SE UNSP ADR	COMMON STOCK		852
ALIGN TECHNOLOGY INC	COMMON STOCK		1,851
ALPHABET INC CL C	COMMON STOCK		13,157
AMAZON.COM INC	COMMON STOCK		11,997
AMERICAN EXPRESS CO	COMMON STOCK		827
APPLE INC	COMMON STOCK		15,861
AUTODESK INC	COMMON STOCK		2,458
AVALARA INC	COMMON STOCK		1,641
BLACKSTONE INC	COMMON STOCK		1,707
BLOCK INC CL A	COMMON STOCK		1,509
BOSTON SCIENTIFIC CORP	COMMON STOCK		2,109
BURLINGTON STORES INC	COMMON STOCK		520
CDW CORPORATION	COMMON STOCK		749
CERIDIAN HCM HLDG INC	COMMON STOCK		1,602
COINBASE GLOBAL INC	COMMON STOCK		1,054
CONSTELLATION BRANDS INC CL A	COMMON STOCK		3,170
COPART INC	COMMON STOCK		2,401
DISNEY CO	COMMON STOCK		640
DOCUSIGN INC	COMMON STOCK		475
EQUINIX INC	COMMON STOCK		760
FIDELITY NATL INFORM SVCS INC	COMMON STOCK		2,695
FLEETCOR TECHNOLOGIES INC	COMMON STOCK		2,363
GLOBAL PAYMENTS INC	COMMON STOCK		2,686
HASHICORP INC	COMMON STOCK		98
HILTON WORLDWIDE HOLDINGS INC	COMMON STOCK		964
IDEX CORPORATION	COMMON STOCK		408
IHS MARKIT LTD	COMMON STOCK		1,440
ILLUMINA INC	COMMON STOCK		1,984
INTUIT INC	COMMON STOCK		2,205
LEGALZOOM.COM INC	COMMON STOCK		38
LULULEMON ATHLETICA INC	COMMON STOCK		2,074
MARKETAXESS HLDGS INC	COMMON STOCK		1,592
MARSH & MCLENNAN COS INC	COMMON STOCK		1,403
MARVELL TECHNOLOGY INC	COMMON STOCK		2,084
MASTERCARD INC CL A	COMMON STOCK		5,692
MATCH GROUP INC	COMMON STOCK		1,209
META PLATFORMS INC CL A	COMMON STOCK		5,020
METTLER-TOLEDO INTL INC	COMMON STOCK		925
MICROCHIP TECHNOLOGY	COMMON STOCK		2,655
MICROSOFT CORP	COMMON STOCK		17,709
MONOLITHIC POWER SYS INC	COMMON STOCK		641
MONSTER BEVERAGE CORP	COMMON STOCK		845
NCINO INC	COMMON STOCK		1,162
NORTHROP GRUMMAN CORP	COMMON STOCK		1,096
NVIDIA CORP	COMMON STOCK		4,327
PAYPAL HLDGS INC	COMMON STOCK		1,662
QUALTRICS INTERNATIONAL INC	COMMON STOCK		82
RINGCENTRAL INC CL A	COMMON STOCK		1,264
RIVIAN AUTOMOTIVE INC	COMMON STOCK		714
ROBLOX CORP	COMMON STOCK		648
S&P GLOBAL INC	COMMON STOCK		2,048
SALESFORCE INC	COMMON STOCK		3,624
SEAGEN INC	COMMON STOCK		1,514
SENTINELONE INC	COMMON STOCK		330
SERVICENOW INC	COMMON STOCK		2,768
SHOPIFY INC CL A	COMMON STOCK		1,076
SNAP INC - A	COMMON STOCK		1,269
SNOWFLAKE INC CL A	COMMON STOCK		1,456
TESLA INC	COMMON STOCK		1,882
TRANSUNION	COMMON STOCK		3,208
UBER TECHNOLOGIES INC	COMMON STOCK		1,296
UIPATH INC A	COMMON STOCK		1,664
UNITEDHEALTH GROUP INC	COMMON STOCK		3,289
VISA INC CL A	COMMON STOCK		1,060
WORKDAY INC CL A	COMMON STOCK		2,409
ZOETIS INC CL A	COMMON STOCK		1,545
ZOOMINFO TECHNOLOGIES INC	COMMON STOCK		2,870
NET PAYABLES			(9)
	WELLINGTON MANAGEMENT CO		$180,010

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	AEGON NV (NY REGD) NEW YORK REGISTERED SHARES	COMMON STOCK		$754
	ALNYLAM PHARMACEUTICALS INC	COMMON STOCK		933
	ALPHABET INC CL A	COMMON STOCK		869
	ALPHABET INC CL C	COMMON STOCK		6,221
	AMERICAN EXPRESS CO	COMMON STOCK		1,767
	ANHEUSER-BUSCH INBEV SPN ADR	COMMON STOCK		1,096
	BAKER HUGHES CO	COMMON STOCK		1,429
	BANK OF AMERICA CORPORATION	COMMON STOCK		4,449
	BANK OF NEW YORK MELLON CORP	COMMON STOCK		4,124
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK		1,533
	BRIGHTHOUSE FINANCIAL INC	COMMON STOCK		673
	BRISTOL-MYERS SQUIBB CO	COMMON STOCK		2,544
	CAPITAL ONE FINANCIAL CORP	COMMON STOCK		5,731
	CARRIER GLOBAL CORP	COMMON STOCK		1,213
	CELANESE CORP	COMMON STOCK		1,227
	CHARTER COMMUNICATIONS INC A	COMMON STOCK		3,781
	CIGNA CORP	COMMON STOCK		5,020
	CISCO SYSTEMS INC	COMMON STOCK		3,675
	COGNIZANT TECH SOLUTIONS CL A	COMMON STOCK		3,238
	COMCAST CORP CL A	COMMON STOCK		4,656
	CONOCOPHILLIPS	COMMON STOCK		2,268
	CVS HEALTH CORP	COMMON STOCK		1,857
	DELL TECHNOLOGIES INC CL C	COMMON STOCK		2,101
	DISH NETWORK CORP A	COMMON STOCK		1,317
	ELANCO ANIMAL HEALTH INC	COMMON STOCK		795
	FEDEX CORP	COMMON STOCK		4,914
	FISERV INC	COMMON STOCK		4,214
	FOX CORP CL A	COMMON STOCK		2,054
	FOX CORPORATION B	COMMON STOCK		585
	GAP INC	COMMON STOCK		530
	GILEAD SCIENCES INC	COMMON STOCK		3,703
	GLAXOSMITHKLINE PLC SPONS ADR	COMMON STOCK		5,867
	GOLDMAN SACHS GROUP INC	COMMON STOCK		3,366
	HALLIBURTON CO	COMMON STOCK		183
	HESS CORP	COMMON STOCK		1,340
	HEWLETT PACKARD ENTERPRISE CO	COMMON STOCK		2,230
	HONDA MOTOR LTD SPON ADR	COMMON STOCK		1,568
	HP INC	COMMON STOCK		4,855
	II-VI INC.	COMMON STOCK		246
	INCYTE CORP	COMMON STOCK		1,417
	JOHNSON CONTROLS INTERNATIONAL PLC	COMMON STOCK		4,923
	JUNIPER NETWORKS INC	COMMON STOCK		1,678
	LINCOLN NATIONAL CORP	COMMON STOCK		443
	LYONDELLBASELL INDS CLASS A	COMMON STOCK		221
	MEDTRONIC PLC	COMMON STOCK		624
	META PLATFORMS INC CL A	COMMON STOCK		2,758
	METLIFE INC	COMMON STOCK		4,562
	MICRO FOCUS INTERNATIONAL PLC SPND ADR	COMMON STOCK		251
	MICROCHIP TECHNOLOGY	COMMON STOCK		3,117
	MICROSOFT CORP	COMMON STOCK		3,666
	MOLSON COORS BEVERAGE CO B	COMMON STOCK		1,622
	NEWS CORP NEW CL A	COMMON STOCK		268
	NOVARTIS AG SPON ADR	COMMON STOCK		3,892
	OCCIDENTAL PETROLEUM CORP	COMMON STOCK		3,306
	OCCIDENTAL PETROLEUM CORP WT 08/03/27	COMMON STOCK		180
	OTIS WORLDWIDE CORP	COMMON STOCK		653
	QURATE RETAIL INC	COMMON STOCK		470
	RAYTHEON TECHNOLOGIES CORP	COMMON STOCK		4,010
	REGENERON PHARMACEUTICALS INC	COMMON STOCK		189
	SANOFI SPON ADR	COMMON STOCK		6,814
	SCHLUMBERGER LTD	COMMON STOCK		1,780
	SCHWAB CHARLES CORP	COMMON STOCK		7,485
*	STATE STREET CORP	COMMON STOCK		2,714
	TE CONNECTIVITY LTD	COMMON STOCK		2,420
	THE BOOKING HOLDINGS INC	COMMON STOCK		1,679
	T-MOBILE US INC	COMMON STOCK		2,320
	TRUIST FINANCIAL CORP	COMMON STOCK		1,704
	UNITEDHEALTH GROUP INC	COMMON STOCK		2,310
	VMWARE INC CL A	COMMON STOCK		3,385
	WELLS FARGO & CO	COMMON STOCK		6,497
	WILLIAMS COMPANIES INC	COMMON STOCK		2,435
	NET PAYABLES			(9)
		DODGE & COX		$178,710
*    Identified as a party-in-interest to the Plan.

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ABBVIE INC	COMMON STOCK		$1,584
ALPHABET INC CL C	COMMON STOCK		11,123
ANTHEM INC	COMMON STOCK		6,874
APPLE INC	COMMON STOCK		9,663
APTIV PLC	COMMON STOCK		2,809
BNPSA	COMMON STOCK		1,666
CIGNA CORP	COMMON STOCK		5,537
CITIGROUP INC	COMMON STOCK		4,132
DR HORTON INC	COMMON STOCK		3,762
GENERAL MOTORS CO	COMMON STOCK		3,783
HALLIBURTON CO	COMMON STOCK		1,978
HCA HEALTHCARE INC	COMMON STOCK		8,769
ING GROEP NV SPON ADR	COMMON STOCK		1,767
JOHNSON & JOHNSON	COMMON STOCK		1,582
JPMORGAN CHASE & CO	COMMON STOCK		4,598
LEAR CORP NEW	COMMON STOCK		1,392
LENNAR CORP CL A	COMMON STOCK		2,631
LENNAR CORP CL B	COMMON STOCK		56
MEDTRONIC PLC	COMMON STOCK		4,339
MERCEDES-BENZ GROUP AG - UNSP ADR	COMMON STOCK		2,568
MERCK & CO INC NEW	COMMON STOCK		104
MERITAGE HOMES CORP	COMMON STOCK		1,025
META PLATFORMS INC CL A	COMMON STOCK		8,217
MICRON TECHNOLOGY INC	COMMON STOCK		9,427
MICROSOFT CORP	COMMON STOCK		10,184
NATWEST GROUP PLC SPON ADR	COMMON STOCK		765
NESTLE SA REG ADR	COMMON STOCK		4,436
NORTHROP GRUMMAN CORP	COMMON STOCK		4,920
PEPSICO INC	COMMON STOCK		3,607
PFIZER INC	COMMON STOCK		2,769
PROCTER & GAMBLE CO	COMMON STOCK		3,963
ROCHE HOLDING LTD SPON ADR	COMMON STOCK		5,567
SEAGATE TECHNOLOGY HOLDINGS PLC	COMMON STOCK		1,273
SPDR S&P 500 ETF TRUST	COMMON STOCK		4,157
STANLEY BLACK & DECKER INC	COMMON STOCK		1,609
SUMITOMO MITSUI FINANCIAL GRP ADR	COMMON STOCK		839
SUNCOR ENERGY INC	COMMON STOCK		3,164
SYNCHRONY FINANCIAL	COMMON STOCK		1,011
TAIWAN SEMICONDUCTOR MFG CO LTD SP ADR	COMMON STOCK		11,211
THE BOOKING HOLDINGS INC	COMMON STOCK		1,487
TRUIST FINANCIAL CORP	COMMON STOCK		3,601
UNILEVER PLC SPONS ADR	COMMON STOCK		2,539
UNITEDHEALTH GROUP INC	COMMON STOCK		8,952
WELLS FARGO & CO	COMMON STOCK		4,012
WESTERN DIGITAL CORP	COMMON STOCK		2,058
NET PAYABLES			(9)
	SANDERS CAPITAL FUND		$181,501

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ABBOTT LABORATORIES	COMMON STOCK		$6,351
ALPHABET INC CL C	COMMON STOCK		6,881
AMAZON.COM INC	COMMON STOCK		10,557
AMERICAN EXPRESS CO	COMMON STOCK		4,528
AUTODESK INC	COMMON STOCK		5,823
BALL CORP	COMMON STOCK		7,637
DANAHER CORP	COMMON STOCK		7,233
DISNEY CO	COMMON STOCK		5,659
EQUINIX INC	COMMON STOCK		5,590
FLEETCOR TECHNOLOGIES INC	COMMON STOCK		4,848
IHS MARKIT LTD	COMMON STOCK		5,796
ILLUMINA INC	COMMON STOCK		3,774
INTUIT INC	COMMON STOCK		6,040
INTUITIVE SURGICAL INC	COMMON STOCK		3,919
LINDE PLC	COMMON STOCK		4,248
MATCH GROUP INC	COMMON STOCK		4,467
META PLATFORMS INC CL A	COMMON STOCK		6,203
MICROSOFT CORP	COMMON STOCK		9,017
MSCI INC	COMMON STOCK		5,531
NETFLIX INC	COMMON STOCK		5,417
PAYPAL HOLDINGS INC	COMMON STOCK		6,169
REGENERON PHARMACEUTICALS INC	COMMON STOCK		5,371
RINGCENTRAL INC CL A	COMMON STOCK		3,595
SALESFORCE INC	COMMON STOCK		6,170
THERMO FISHER SCIENTIFIC INC	COMMON STOCK		6,086
UNITEDHEALTH GROUP INC	COMMON STOCK		9,027
VISA INC CL A	COMMON STOCK		8,994
WORKDAY INC CL A	COMMON STOCK		7,278
YUM BRANDS INC	COMMON STOCK		6,988
NET PAYABLES			(9)
	SUSTAINABLE GROWTH ADVISORS		$179,188

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
API GROUP CORP	COMMON STOCK		$778
ADVANCED ENERGY INDUSTRIES INC	COMMON STOCK		624
AGILYSYS INC	COMMON STOCK		575
AVID BIOSERVICES INC	COMMON STOCK		800
BWX TECHNOLOGIES INC	COMMON STOCK		860
BRINKS CO	COMMON STOCK		347
BRIXMOR PROPERTY GROUP INC	COMMON STOCK		1,130
CMC MATERIALS INC	COMMON STOCK		587
CABOT CORP	COMMON STOCK		1,043
CACI INTERNATIONAL INC	COMMON STOCK		1,269
CLEAN HARBORS INC	COMMON STOCK		1,581
COGNEX CORP	COMMON STOCK		493
COHERENT INC	COMMON STOCK		347
HELEN OF TROY LTD	COMMON STOCK		1,198
DORMAN PRODUCTS INC	COMMON STOCK		513
EMERGENT BIOSOL	COMMON STOCK		480
ENTEGRIS INC	COMMON STOCK		1,811
FTI CONSULTING INC	COMMON STOCK		409
GLACIER BANCORP INC	COMMON STOCK		424
GRACO INC	COMMON STOCK		912
HALOZYME THERAPEUTICS INC	COMMON STOCK		1,540
HEICO CORP CL A	COMMON STOCK		991
HOSTESS BRANDS INC CL A	COMMON STOCK		890
IAA INC	COMMON STOCK		754
IDEX CORPORATION	COMMON STOCK		1,319
INGEVITY CORP	COMMON STOCK		560
INGREDION INC	COMMON STOCK		1,033
KAR AUCTION SERVICES INC	COMMON STOCK		907
KBR INC	COMMON STOCK		1,556
KAMAN CORP	COMMON STOCK		206
LIGAND PHARMACEUTICALS	COMMON STOCK		385
MERCURY SYSTEMS INC	COMMON STOCK		636
MINERALS TECHNOLOGIES INC	COMMON STOCK		411
NELNET INC CL A	COMMON STOCK		355
PDF SOLUTIONS INC	COMMON STOCK		638
PACIFIC PREMIER BANCORP INC	COMMON STOCK		689
POWER INTEGRATIONS INC	COMMON STOCK		1,289
PROSPERITY BANCSHARES INC	COMMON STOCK		838
R1 RCM INC	COMMON STOCK		677
RLI CORP	COMMON STOCK		596
RBC BEARINGS INC	COMMON STOCK		1,153
SENSIENT TECHNOLOGIES CORP	COMMON STOCK		689
SIMPSON MANUFACTURING CO	COMMON STOCK		656
II-VI INC.	COMMON STOCK		385
UGI CORP NEW	COMMON STOCK		1,553
UNITED COMMUNITY BANKS GA	COMMON STOCK		1,063
VALVOLINE INC	COMMON STOCK		443
WOODWARD INC	COMMON STOCK		970
NET PAYABLES			(2)
	SNYDER CAPITAL MANAGEMENT		$39,361

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PARAMOUNT GLOBAL 401(k) PLAN

Date: June 29, 2022	By:	/s/ Mark Beatty
Mark Beatty
Member of the Administrative Committee

PARAMOUNT GLOBAL

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer